Exhibit 99.1

PRESS RELEASE
All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD ANNOUNCES RESET DIVIDEND RATE ON ITS
SERIES 26 AND SERIES 25 PREFERENCE SHARES

Brookfield, News, March 3, 2017 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) (“Brookfield”) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 26 (“Series 26 Shares”) (TSX: BAM.PR.T) for the five years commencing April 1, 2017 and ending March 31, 2022, and also determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

Series 26 Shares and Series 27 Shares

If declared, the fixed quarterly dividends on the Series 26 Shares during the five years commencing April 1, 2017 will be paid $0.2169375 per share per quarter, which represents a yield of 4.62% on the most recent trading price, similar to the current yield. The new fixed dividend rate that will apply for the five years commencing April 1, 2017 represents a yield of 3.471% based on the redemption price of $25 per share.

Holders of Series 26 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2017, to convert all or part of their Series 26 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 27 (the “Series 27 Shares”), effective March 31, 2017.

The quarterly floating rate dividends on the Series 27 Shares will be paid at an annual rate, calculated for each quarter, of 2.31% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2017 to June 30, 2017 dividend period for the Series 27 Shares will be 0.69559% (2.79% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1738975 per share, payable on June 30, 2017.

Holders of Series 26 Shares are not required to elect to convert all or any part of their Series 26 Shares into Series 27 Shares.

As provided in the share conditions of the Series 26 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 26 Shares outstanding after March 31, 2017, all remaining Series 26 Shares will be automatically converted into Series 27 Shares on a one-for-one basis effective March 31, 2017; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 27 Shares outstanding after March 31, 2017, no Series 26 Shares will be permitted to be converted into Series 27 Shares. There are currently 9,903,348 Series 26 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 27 Shares effective upon conversion.  Listing of the Series 27 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX and, upon approval, the Series 27 Shares will be listed on the TSX under the trading symbol “BAM.PR.W”.

Series 25 Shares

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2017 to June 30, 2017 dividend period will be 0.6931% (2.78% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.173275 per share, payable on June 30, 2017.

Brookfield Asset Management

Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com